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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: September 27, 2004

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                     --------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___
           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No    X
                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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

                                    CONTENTS

     1. Press release issued by CEMEX, S.A. de C.V., dated September 27, 2004, announcing its proposed acquisition of RMC Group p.l.c. ("RMC") (attached hereto as exhibit 1).

     2. Press release issued by CEMEX, S.A. de C.V., dated September 27, 2004, announcing the acquisition by CEMEX UK Limited, its wholly-owned subsidiary, of 50,000,000 RMC shares in the market (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  CEMEX, S.A. de C.V.
                                            ----------------------------------
                                                  (Registrant)



Date:    September 27, 2004             By:       /s/ Ramiro Villarreal
     ------------------------               ----------------------------------
                                                  Name:  Ramiro Villarreal
                                                  Title: General Counsel

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

1 Press release issued by CEMEX, S.A. de C.V., dated September 27, 2004, announcing its proposed acquisition of RMC Group p.l.c. ("RMC").

2 Press release issued by CEMEX, S.A. de C.V., dated September 27, 2004, announcing the acquisition by CEMEX UK Limited, its wholly-owned subsidiary, of 50,000,000 RMC shares in the market.

                                                                    EXHIBIT 1

                               [OBJECT OMITTED]



                              CEMEX TO ACQUIRE RMC
                        IN A US$5.8 BILLION TRANSACTION

MONTERREY, MEXICO. September 27, 2004.- CEMEX, S.A. de C.V. ("CEMEX") (NYSE:
CX, BMV: CEMEX.CPO) announced today the recommended acquisition of RMC Group p.l.c. ("RMC") for US$4.1 billion in cash. Including the assumption of debt, the enterprise value of the transaction is approximately US$5.8 billion. The boards of directors of both companies have unanimously approved the transaction.

The combined company will be one of the world's largest building materials companies, with pro forma revenues of more than US$15 billion. The transaction is expected to close around the end of 2004.

"The acquisition of RMC is a very compelling strategic opportunity for CEMEX" said Lorenzo H. Zambrano, Chairman and CEO of CEMEX. "RMC's strong positions in cement, aggregates and ready mixed concrete will add to our existing operations in these areas and, combined with our global presence in cement products, enhance our leading position in the global building materials market. The combination further builds on CEMEX's business model through greater vertical integration and creates opportunities in new markets for our cement products. It also provides additional geographic revenue diversity, improving our position in markets with high growth potential - such as Eastern Europe - and building upon our position in more developed markets."

Lorenzo H. Zambrano continued, "This transaction meets our strict investment criteria and makes great financial sense for CEMEX. It will be immediately accretive to both free cash flow and cash earnings per share and we expect to achieve significant synergies".

RMC, headquartered in the UK, is a leading international producer and supplier of materials, products and services used primarily in the construction industry. It is one of Europe's largest producers of cement and one of the world's largest suppliers of ready mixed concrete and aggregates. In 2003, RMC sold approximately 15.7 million tons of cement, 55.5 million cubic meters of ready mix concrete and 158 million tons of aggregates, generating revenues, excluding joint ventures and associated undertakings, of US$7.9 billion.

CEMEX expects to achieve approximately US$200 million of annual synergies by 2007 as a result of the acquisition of RMC, mainly from centralizing management, trading network benefits, logistics, global procurement, energy and overall best practices.

The acquisition is expected to be immediately accretive to free cash flow and cash earnings per share for CEMEX. CEMEX expects that the acquisition will achieve its 10 percent return on capital employed target in 2007 and expects to achieve a ratio of net debt to EBITDA of 2.7 times by the end of 2005. This would be the same level of net debt to EBITDA that CEMEX had at the end of 2003.

The terms of the acquisition represent a premium of approximately 39 percent to the volume weighted average price of approximately 615 pence per RMC share over the 30 day period ended on 24 September 2004. The terms of the acquisition value the existing issued share capital of RMC at approximately US$4.1 billion.

CEMEX's acquisition is subject to customary UK takeover conditions, including regulatory approvals and the approval by a majority in number representing 75 percent or more in value of the RMC shareholders voting. CEMEX expects the transaction to close around the end of 2004.

CEMEX has obtained committed facilities, arranged by Citigroup Global Markets Limited and Goldman Sachs International, sufficient to satisfy in full the cash consideration payable to RMC shareholders under the terms of the acquisition.

Citigroup Global Markets Limited and Goldman Sachs International are acting as financial advisers to CEMEX in relation to the acquisition.

A webcast presentation will be accessible live at 10:00 AM EST. You may access this live presentation at www.cemex.com, or you may access the audio-only conference call by dialing (800) 510-0178 in the U.S., 0 800 917 1314 in the U.K. or (617) 614-3450 from other countries and ask to be connected to the CEMEX conference call.

A replay of the webcast and the conference call will be available beginning at 12:00 PM EST on September 27 and running through 12:00 PM EST on October 4. You may access the webcast presentation replay at www.cemex.com, or by dialing
(888) 286-8010 in the U.S., or (617) 801-6888 from other countries. The replay passcode is 39725431.

If you have any questions regarding the webcast or conference call, please contact Paula Chirhart of The Abernathy MacGregor Group at 212-371-5999.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX or RMC to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX and RMC do business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, acquisition opportunities, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX and RMC assume no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items (net other expenses less non-operating asset disposals). Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to CEMEX in relation to the acquisition and will not be responsible to anyone other than CEMEX for providing the protections afforded to customers of Citigroup Global Markets Limited or for providing advice in relation to the acquisition.

Goldman Sachs International is acting as financial adviser and corporate broker to CEMEX in relation to the acquisition and will not be responsible to anyone other than CEMEX for providing the protections afforded to customers of Goldman Sachs International or for providing advice in relation to the acquisition.

                                     # # #

Contact Information:

Chuck Burgess or Winnie Lerner
Abernathy MacGregor Group
(212) 371-5999

CEMEX Media Relations
Jorge Perez
(52 81) 8888-4334

CEMEX Investor Relations
Abraham Rodriguez
(52 81) 8888-4262

CEMEX Analyst Relations
Ricardo Sales
(212) 317-6008

                                                                     EXHIBIT 2


Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

                        CEMEX buys 50 million RMC Shares


CEMEX announces that CEMEX UK, its wholly owned subsidiary, has today acquired in the market a total of 50,000,000 RMC Shares representing approximately 18.8 per cent. of the issued share capital of RMC. The consideration was 855 pence plus the previously declared interim dividend of 9.4 pence representing, in aggregate, a price of 864.4 pence per RMC Share. These market purchases were carried out by Citigroup and Goldman Sachs International, acting as agents for CEMEX UK.

Terms herein have the same meaning as in the announcement of the Acquisition dated 27 September 2004, save where the context requires otherwise.


Enquiries:


Citigroup                                     Goldman Sachs International
(Financial Adviser and Corporate Broker       (Financial Adviser and Corporate
to CEMEX and CEMEX UK)                        Broker to CEMEX and CEMEX UK)
Tel: +44 (0) 20 7986 4000                     Tel: +44 (0) 20 7774 1000
Philip Robert-Tissot                          Simon Dingemans
Cyrus Shabi                                   Basil Geoghegan
Jan Skarbek                                   Phil Raper (Corporate Broking)
David James (Corporate Broking)
Simon Alexander (Corporate Broking)

The Maitland Consultancy
(PR Adviser to CEMEX and CEMEX UK)
Tel: +44 (0) 20 7379 5151
Angus Maitland
Philip Gawith


Citigroup, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and corporate broker to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to customers of Citigroup or for providing advice in relation to the Acquisition.

Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and corporate broker to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to customers of Goldman Sachs International or for providing advice in relation to the Acquisition.